SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of June 2005

SPECTRUM SIGNAL PROCESSING INC.

(Translation of the Registrant’s Name Into English)

Suite 300, 2700 Production Way, Burnaby, British Columbia, V5A 4X1 Canada

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82‑

Attached to the Registrant’s Form 6-K for the month of June 2005, and incorporated by reference herein, are the following press releases made by the Registrant:

1.	Press Release dated June 13, 2005

2.	Press Release dated June 21, 2005

3.	Press Release dated June 30, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPECTRUM SIGNAL PROCESSING INC.
By:	/s/ Brent Flichel
	Name:	Brent Flichel
	Title:	Vice President Finance and CFO

Dated: June 30, 2005

F O R  .  I M M E D I A T E  .  R E L E A S E

Spectrum Signal Processing Enters Teaming Agreement with Booz
Allen Hamilton Inc. to Pursue US Army ETOSS Omnibus Support
Service Contract

Columbia, MD — June 13, 2005 — Spectrum Signal Processing (USA) Inc., a subsidiary of Spectrum Signal Processing Inc., today announced that it has entered into a teaming agreement with Booz Allen Hamilton Inc. (Booz Allen) to pursue an Engineering, Technical and Operational Support Services (ETOSS) omnibus support service contract being procured by the US Army. ETOSS supersedes the Army’s Technical Engineering, Fabrication and Operations Support (TEFOS) omnibus support service contracts.

The ETOSS contract is expected to provide a broad range of operational, program management, technical engineering, integration, prototype development and fabrication support services and products to the Information and Intelligence Warfare Directorate (I2WD) of the US Army Communications-Electronics Command (CECOM). The ETOSS contractor(s) will be tasked to perform services that require expert knowledge of technical disciplines including advanced digital signal processing and communications, intelligence data fusion, electronic combat and other disciplines involved in multi-mission/multi-spectral technologies.

Pursuant to the teaming agreement, Spectrum will support Booz Allen relative to CECOM’s ETOSS request for proposal. Spectrum expects to provide application engineering services and software defined radio (SDR) platforms over the duration of any resultant contract.

“Spectrum has established itself as a leader in software defined radio technologies and specifically the Software Communications Architecture; the open architecture framework required by all Joint Tactical Radio System compliant devices,” stated James P. Atkins, President of Spectrum Signal Processing (USA) Inc. “We are pleased to be part of the Booz Allen team and believe that Spectrum can deliver considerable value to the US Army’s CECOM over the coming years.”

For more information on Spectrum’s Applications Engineering Services offering, please visit
www.spectrumsignal.com/services/application_engineering.asp

For more information on this US Army contract vehicle, see the (TEFOS) Omnibus Service Contract website at
www.monmouth.army.mil/cecom/ac/omni/cover

ABOUT SPECTRUM SIGNAL PROCESSING INC.

Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, Maryland, provides applications engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. For more information on Spectrum and its flexComm™ product line, please visit www.spectrumsignal.com.

This news release contains forward-looking statements related to sales of the Spectrum Signal Processing Inc. flexComm product line. Although Spectrum has received orders for shipping flexComm product, development delays and customer issues could delay shipments. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum’s new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company’s judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.

™flexComm is a trademark of Spectrum Signal Processing Inc.

SPECTRUM CONTACTS

Brent Flichel
Business Media and Investor Relations
Phone: 604.421.5422
Email: brent_flichel@spectrumsignal.com

F O R  .  I M M E D I A T E  .  R E L E A S E

Spectrum Signal Processing Announces Appointment of Mark Briggs
as VP of Marketing

Burnaby, B.C., Canada — June 21, 2005 — Spectrum Signal Processing Inc. a leading provider of high performance solutions for wireless signal processing, today announced that Mark Briggs has been appointed as Vice President of Marketing and an officer of the company. Mr. Briggs holds a Bachelor degree in Electrical Engineering from McMaster University and has held a professional engineering designation since 1991. He earned an MBA from the University of British Columbia in 1995.

Prior to joining Spectrum in 2001, Mr. Briggs worked in product management as Director of Switch Products for the Wireless Messaging Group of Glenayre R&D Inc. More recently he was Spectrum’s Director of Marketing responsible for the in-bound and out-bound marketing functions for all product lines. In his new role, he will lead the marketing of Spectrum’s software reconfigurable products as well as drive the realization of strategic product direction within the company.

“Mark possesses a unique combination of sound technical skills and product marketing abilities. As the Director of Marketing he has proven himself over the past two years. In his expanded Vice President role Mark will provide us with outstanding marketing leadership,” said Pascal Spothelfer, Spectrum’s President and CEO.

ABOUT SPECTRUM SIGNAL PROCESSING INC.

Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides application engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. For more information on Spectrum and its flexComm™ product line, please visit www.spectrumsignal.com.

FORWARD-LOOKING SAFE HARBOUR STATEMENT

The statements by Pascal Spothelfer and the above statements contained in this Business Outlook are forward-looking statements that involve a number of risks and uncertainties. In addition to factors discussed above, among other factors that could cause actual results to differ materially are the following: change in business strategy, liquidity and capital resources, reliance on significant customers, inflation and foreign exchange fluctuations, political, business and economic conditions, growth rates of the defense and commercial wireless markets, government budget cycles, changes in customer order patterns, the cost and availability of key components, successful contract negotiations, competitive factors, technology changes, the ability to successfully develop and market new products, the acceptance of new products, pricing pressures, and the ability to grow new defense and commercial wireless business. Readers are referred to Spectrum’s assumptions and other risk factors set out in the most current Annual Report filed on Form 20-F with the Securities and Exchange Commission and with the British Columbia Securities Commission. The company wishes to caution readers not to place undue reliance upon any such forward-looking statements, which reflect management’s best effort to provide guidance based on all known conditions on the date the statements are made. The company may or may not update these forward-looking statements in the future.

™flexComm is a trademark of Spectrum Signal Processing Inc.

SPECTRUM CONTACTS

Pascal Spothelfer
President & CEO
Tel: 604-421-5422

F O R  .  I M M E D I A T E  .  R E L E A S E

Spectrum Signal Processing Integrates New Wireless Algorithms into its
Software Defined Radio Platforms

New off-the-shelf options further accelerate Software Defined Radio design, development and deployment

Burnaby, BC, Canada — June 30, 2005 — Spectrum Signal Processing Inc. today announced the availability of off-the-shelf Field Programmable Gate Array (FPGA) algorithms for its flexComm™ product line. The addition of high performance, small footprint algorithms provide functions commonly used by waveform developers. These algorithms reduce the development time, cost and technical risks of high performance software defined radio applications.

“These FPGA algorithms are expected to allow our customers to exploit off-the-shelf front-end processing technology for projects that require complex, wide and narrowband channelization,” said Mark Briggs, Vice President of Marketing, Spectrum Signal Processing Inc. “The available algorithms build on Spectrum’s existing quicComm™ software and provide power efficient FPGA implementations critical to the field deployment of many defense electronic systems. With these new algorithm options, customers can choose a platform configuration more closely tailored to their application needs and allows them to concentrate on higher level design issues.”

Spectrum will offer FPGA algorithms integrated into its line of software defined radio platforms as upgrade options. Available algorithms include:

•	Dual channel 16K point Fast Fourier Transforms with the appropriate filtering;
•	Tunable multi-channel receiver algorithms for high density, small footprint downconversion;
•	Distributed half-band filters for simultaneously filtering, down-converting and decimating a real input signal; and
•	Fixed-to-floating point converter algorithms.

Spectrum’s software defined radio platforms with integrated algorithms are available today in Compact-PCI, PCI/PCI-X and VME configurations. For more details, visit http://www.spectrumsignal.com/products/sdr/fpga_ip_cores.asp.

ABOUT SPECTRUM SIGNAL PROCESSING INC.

Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides application engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. For more information on Spectrum and its flexComm product line, please visit www.spectrumsignal.com.

FORWARD-LOOKING SAFE HARBOUR STATEMENT

This news release contains forward-looking statements related to sales of the Spectrum Signal Processing Inc. flexComm product line. Although Spectrum has received orders for shipping flexComm product, development delays and customer issues could delay shipments. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum’s new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company’s judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.

™flexComm and quicComm are trademarks of Spectrum Signal Processing Inc.

SPECTRUM CONTACTS

Mark Briggs	Brent Flichel
Technical and Trade Media	Business Media and Investor Relations
Tel: 604.676.6743	Tel: 604.421.5422
Email: mark_briggs@spectrumsignal.com	E-mail: brent_flichel@spectrumsignal.com